REPORT OF THE FUND’S SPECIAL SHAREHOLDER MEETING

A Special Meeting of Shareholders of the Great Lakes Disciplined Equity Fund and the Great Lakes Small Cap Opportunity Fund (“the Acquired Funds”), each a series of Northern Lights Fund Trust, took place on December 7, 2012 to approve a proposed Agreement of and Plan of Reorganization for the Acquired  Funds, whereby the Disciplined Equity Fund and the Small Cap Opportunity Funds (“the Acquiring Funds”),  each a series of the Managed Portfolio Series, would acquire all of the assets and liabilities of the Acquired Funds, in exchange for shares of the Acquiring Funds which would be distributed  pro rata by the Acquired Funds to its shareholders, in complete liquidation and termination of the Acquired Funds (the “Reorganization”).

All Acquired Fund shareholders of record at the close of business on November 7, 2012 were entitled to vote.  As of the record date, the Great Lakes Disciplined Equity Fund had 4,787,682 shares outstanding.  Of the 4,638,857 shares present in person or by proxy at the meeting on December 7, 2012: 4,638,857, or 100.0%, voted in favor of the Reorganization (representing 96.89% of total outstanding shares), 0, or 0.00%, voted against the Reorganization, and 0 withheld from voting for the Reorganization.  The Great Lakes Small Cap Opportunity Fund had 3,000,041 shares outstanding.  Of the 1,783,716 shares present in person or by proxy at the meeting on December 7, 2012: 1,777,778, or 99.67%, voted in favor of the Reorganization (representing 59.26% of total outstanding shares), 5,178, or 0.29%, voted against the Reorganization, and 760 withheld from voting for the Reorganization.   Accordingly, the Reorganizations were approved.